UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

MORGANS HOTEL GROUP CO.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

61748W108

(CUSIP Number)

Steven B. Kauff

NorthStar Capital Investment Corp.

399 Park Avenue, 18th Floor

New York, New York 10022

(212) 547-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 61748W108

1.	Names of reporting persons. David T. Hamamoto
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO/PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,181,915
	8.	Shared voting power 0
	9.	Sole dispositive power 3,166,472
	10.	Shared dispositive power 472,147
11.	Aggregate amount beneficially owned by each reporting person 3,638,619 shares of Common Stock
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 11.1%
14.	Type of reporting person (see instructions) IN

Introductory Statement

This Amendment No. 4 (“Amendment No. 4”), filed by Mr. David T. Hamamoto (“Mr. Hamamoto” or the “Reporting Person”), relates to the common stock, par value $0.01 per share (the “Common Stock”), of Morgans Hotel Group Co. (the “Company”), a Delaware corporation, and amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on August 11, 2008, as amended by Amendment No. 1 to the Schedule 13D filed on November 13, 2008, as amended by Amendment No. 2 to the Schedule 13D filed on March 12, 2009 and as amended by Amendment No. 3 to the Schedule 13D filed on March 24, 2011 (collectively, the “Schedule 13D”). Capitalized terms used but otherwise not defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Since the date of filing of the Schedule 13D, the number of shares of Common Stock beneficially owned by the Reporting Person has changed, as reported below, through open market purchases, the vesting of stock options, restricted stock units and LTIP units and redemptions in NorthStar Partnership L.P. In addition, on November 20, 2012, the Reporting Person resigned as the Executive Chairman of the Company.

Accordingly, the purpose of this Amendment No. 4 is to amend and restate in its entirety Item 5 of the Schedule 13D and to amend and supplement Item 4 as set forth below. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On November 20, 2012, Mr. Hamamoto resigned from the board of directors of the Company and from his position as Executive Chairman of the Company.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) Ownership percentages of Common Stock reported herein are based on 31,241,847 shares outstanding as of November 7, 2012 and reported in the Company’s Form 10-Q filed on November 7, 2012. As required by the beneficial ownership regulations of the SEC, for purposes of determining the beneficial ownership percentage of the Reporting Person, the number of shares outstanding has been increased to reflect the shares that the Reporting Person has the “right to acquire” within 60 days.

Of the 3,638,619 shares of Common Stock reported as being the aggregate amount beneficially owned by Mr. Hamamoto in row (11) of the cover page to this Amendment No. 4, representing in the aggregate approximately 11.1% of the outstanding shares of Common Stock, Mr. Hamamoto may be considered to have shared dispositive power but no voting power over 472,147 non-voting units, reported in row (10) of the cover page to this Amendment No. 4, and sole dispositive power over 3,166,472 shares of Common Stock, reported in row (9) of the cover page to this Amendment No. 4. The 3,166,472 shares of Common Stock reported in row (9) of the cover page to this Amendment No. 4 include 2,181,915 shares of Common Stock, over which Mr. Hamamoto has sole dispositive power and sole voting power, and 984,557 shares of Common Stock, over which Mr. Hamamoto only has sole dispositive power but no voting power, which represent Mr. Hamamoto’s beneficial ownership of 500,000 vested stock options and 484,557 vested LTIP units convertible into Common Stock. The 2,181,915 shares of Common Stock over which Mr. Hamamoto has sole voting power are reported in row (7) of the cover page to this Amendment No. 4.

The 472,147 non-voting units over which Mr. Hamamoto is deemed to have shared dispositive power, as reported in row (10) of the cover page to this Amendment No. 4, represent Mr. Hamamoto’s portion (through DTH Holdings LLC) of the 11,842 non-voting units held by MHG OP Holdings LLC, an indirect subsidiary of NorthStar Partnership, L.P. (“NorthStar LP”), 63,604 non-voting units held by Residual Hotel Interest LLC, an indirect subsidiary of NorthStar LP and 878,619 non-voting units held by NorthStar Capital Investment Corp., an affiliate of NorthStar LP. Mr. Hamamoto disclaims beneficial ownership of the shares of Common Stock that may be issued in redemption of the nonvoting units.

Of the 2,181,915 shares of Common Stock, reported in row (7) of the cover page to this Amendment No. 4, over which Mr. Hamamoto has sole voting power and sole dispositive power, 1,379,853 shares of Common Stock are beneficially owned by Mr. Hamamoto through DTH Holdings LLC, David T. Hamamoto GRAT I - 2012, Hilo II and Kona II. DTH Holdings LLC directly beneficially owns 336,342 shares of Common Stock, David T. Hamamoto GRAT I - 2012 directly beneficially owns 500,000 shares of Common Stock (the “2012 GRAT Shares”) Hilo II owns 85,907 shares of Common Stock (the “Hilo II Shares”), and Kona II owns 457,604 shares of Common Stock (the “Kona II Shares”). The Reporting Person is deemed to beneficially own the foregoing shares of Common Stock as the sole manager or Trustee of each such entity. The 2012 GRAT Shares were transferred from DTH Holdings LLC and Mr. Hamamoto individually. The Hilo II Shares were indirectly transferred from Hilo I and the Kona II Shares were indirectly transferred from Kona I.

In addition, of the 2,181,915 shares of Common Stock, reported in row (7) of the cover page to this Amendment No. 4, over which Mr. Hamamoto has sole voting power and sole dispositive power, 802,062 shares of Common Stock are directly beneficially owned by Mr. Hamamoto and were purchased in open market transactions or received as equity grants from the Company.

The Reporting Person does not beneficially own any shares of Common Stock as of November 20, 2012, other than as set forth herein.

(b) The number of shares of Common Stock that the Reporting Person has:

(i)	sole power to vote or direct the vote: 2,181,915

(ii)	shared power to vote or direct the vote: 0

(iii)	sole power to dispose or direct the disposition of: 3,166,472

(iv)	shared power to dispose or direct the disposition of: 472,147

The Reporting Person hereby disclaims beneficial ownership of any shares of Common Stock that may be issued in redemption of the units in which the Reporting Person has an indirect economic interest.

(c) Except as reported herein, no transactions in the Common Stock were effected by the Reporting Person during the 60 days prior to and including November 20, 2012.

(d) No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 27, 2012

David T. Hamamoto

By:	/s/ David T. Hamamoto